Nivalis Therapeutics, Inc.

PO Box 18387

Boulder, Colorado 80308

June 2, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Nivalis Therapeutics, Inc. Registration Statement on Form S-4 (File No. 333-218134)

Request for Acceleration of Effectiveness
Requested Date: June 6, 2017
Requested Time: 4:00 p.m. Washington, D.C. time

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Nivalis Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-218134), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Washington, D.C. time on June 6, 2017, or as soon as possible thereafter.

The Registrant hereby authorizes Chad Rolston, of Latham & Watkins LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Rolston at (650) 463-3079, or in his absence Bret Stancil, of Latham & Watkins LLP, at (650) 463-3087. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Latham & Watkins LLP, attention: Chad Rolston, via facsimile at (650) 463-2600.

Very truly yours,

Nivalis Therapeutics, Inc.

/s/ R. Michael Carruthers

R. Michael Carruthers

Interim President and Chief Financial Officer

cc:	Alan Mendelson, Latham & Watkins LLP
Chad Rolston, Latham & Watkins LLP
Bret Stancil, Latham & Watkins LLP
Sam Zucker, Sidley Austin LLP